AB 3/4

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2011
WASH, D.C.
211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 066870 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICD SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7301 SW 57 Court, Suite 420
(No. and Street)

South Miami (City) Florida (State) 33143 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Ed Rivera (305) 669-5168
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry, Bekaert, & Holland, L.L.P.
(Name – *if individual, state last, first, middle name*)

255 Alhambra Circle, Suite 900, Coral Gables, Florida 33134
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018370

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/2011

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Juan C. Suarez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICD Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
C E Rivera
My Commission DD691541
Expires 09/11/2011

Signature

PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ICD SECURITIES, INC.**

## Table of Contents

CHERRY
BEKAERT &
HOLLAND

CERTIFIED PUBLIC
ACCOUNTANTS &
CONSULTANTS

## Report of Independent Certified Public Accountants

To the Board of Directors and Stockholders
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of ICD Securities, Inc. (the "Company" – an S Corporation) as of December 31, 2010 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICD Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Coral Gables, Florida
February 23, 2011

**ICD SECURITIES, INC.**

**Statement of Financial Condition**
**December 31, 2010**

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 16,287 |
| Accounts receivable from clearing broker/dealer | | 82,971 |
| Note receivable | | 12,500 |
| Clearing broker/dealer deposit | | 15,000 |
| Total Assets | $ | 126,758 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Commissions payable | $ | 4,183 |
| Referral fees payable | | 11,563 |
| Accrued expenses | | 16,137 |
| Total Liabilities | | 31,883 |
| **Stockholders' equity** | | |
| Common stock, $0.10 par value, 1,000 shares authorized, issued and outstanding | | 100 |
| Additional paid-in capital | | 71,900 |
| Retained earnings | | 22,875 |
| Total Stockholders' Equity | | 94,875 |
| Total Liabilities and Stockholders' Equity | $ | 126,758 |

The accompanying notes are an integral part of these financial statements.

**ICD SECURITIES, INC.**

**Statement of Income**
**For the Year Ended December 31, 2010**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions and fees | $ | 1,330,226 |
| Interest and other | | 928 |
| Total revenues | | 1,331,154 |
| **Expenses** | | |
| Clearing and underwriting fees | | 151,715 |
| Commissions | | 62,456 |
| Dues and subscriptions | | 112,674 |
| Insurance | | 839 |
| FINRA fees | | 21,373 |
| Office expenses | | 27,593 |
| Professional fees | | 13,568 |
| Referral fees | | 229,406 |
| Rent | | 56,898 |
| Salaries | | 278,194 |
| Telephone | | 5,380 |
| Other general and administrative expenses | | 8,378 |
| Total expenses | | 968,474 |
| **Net income** | $ | 362,680 |

The accompanying notes are an integral part of these financial statements.

## ICD SECURITIES, INC.

### Statement of Changes in Stockholders' Equity
### For the Year Ended December 31, 2010

| | Shares | | Additional Paid in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Number | Amount | | | |
| Balances, January 1, 2010 as previously reported | 1,000 | $ 100 | $ 71,900 | $ 6,195 | $ 78,195 |
| Correction of error | | | | 12,500 | 12,500 |
| Balances, January 1, 2010 as restated | 1,000 | 100 | 71,900 | 18,695 | 90,695 |
| Net Income | | | | 362,680 | 362,680 |
| Distributions | | | | (358,500) | (358,500) |
| Balances, December 31,2010 | 1,000 | $ 100 | $ 71,900 | $ 22,875 | $ 94,875 |

The accompanying notes are an integral part of these financial statements.

## ICD SECURITIES, INC.

### Statement of Cash Flows
### For the Year Ended December 31, 2010

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 362,680 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Accounts receivable from clearing broker/dealer | 40,096 |
| Commissions payable | (7,046) |
| Referral fees payable | (35,517) |
| Accounts payable | (6,391) |
| Accrued expenses | (1,894) |
| Net cash provided by operating activities | 351,928 |
| **Cash flows from financing activities** | |
| Distributions | (358,500) |
| Net cash used in financing activities | (358,500) |
| **Net decrease in cash** | (6,572) |
| **Cash, beginning of year** | 22,859 |
| **Cash, end of year** | $ 16,287 |

The accompanying notes are an integral part of these financial statements.

## Notes to Financial Statements
## December 31, 2010

### Note 1 – Nature of Organization and Summary of Significant Accounting Policies

*Nature of Organization* - ICD Securities, Inc. (the "Company") was incorporated in November 2004 pursuant to the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the sale of fixed income securities, such as Federal Deposit Insurance Corporation insured certificates of deposit, government securities, Federal National Mortgage Association Securities, and Federal Home Loan Mortgage Corporation Securities.

*Use of Estimates* - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

**The following is a summary of the Company's significant accounting policies:**

*Cash Equivalents* - For the purposes of reporting the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

*Accounts Receivable from Clearing Broker/Dealer* – Accounts receivable are based on fees collected by the clearing broker/dealer on customer transactions initiated by the Company. The Company records an allowance for uncollectible accounts based upon periodic reviews and analyses of outstanding accounts receivable balances. Normal accounts receivable are due 5 days after the end of the month in which they are collected by the clearing broker/dealer. Accounts receivable due more than 5 days are considered delinquent. Accounts receivable are charged to expense when they are deemed to be uncollectible. Recoveries of bad debts previously written-off are recognized as income in the period in which the recoveries are made. Management made an analysis of its accounts receivable, and determined that an allowance for doubtful accounts was not necessary as of December 31, 2010.

*Income Taxes* - The Company, with the consent of its shareholders, has elected under the Internal Revenue code to be an "S" corporation. In lieu of corporation income taxes, the shareholders of an "S" corporation are taxed on their proportionate shares of the Company's taxable income. Therefore, the accompanying financial statements do not contain provisions or liabilities for federal income taxes. The Company's income tax returns for years 2007 – 2010 remain subject to examination by various taxing authorities.

*Commissions and fees* - Commissions and fees and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

*Subsequent Events* - We evaluated subsequent events through February 23, 2011, the date these financial statements were available to be issued.

### Note 2 – Note Receivable

The note receivable is payable over twelve equal monthly installments of $1,042 plus interest at a rate to be determined by December 2011. The note is unsecured. The note matures on December 1, 2011.

### Note 3 – Related Party Transactions

The Company uses property and equipment owned by entities related by common ownership at no cost to the Company.

The Company paid commissions and referral fees of $113,250 to an entity related by common Ownership.

The Company leases its office from entities related by common ownership on a month-to-month basis. Rent paid for the year ended December 31, 2010 totaled $56,898. In addition, the related entities waived rent totaling $11,166.

### Note 4 – Correction of Error

Management discovered that an advance of $12,500 made in 2009 was incorrectly classified as commission expense. The error was corrected in 2010. To correct the error, retained earnings as of January 1, 2010 was increased by $12,500 and note receivable was increased by the same amount. The correction of the error has no effect on net income for the year ended December 31, 2010.

### Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of counterparties.

## Note 6 – Regulatory Requirements

*Net Capital Requirement* - The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital based upon the activity of the Company in accordance with SEC Rule 15c3-1. The Company understands that the minimum net capital must be maintained on a daily basis and adequate excess net capital should be available as a safety margin. The Company formally computes net capital on a monthly basis unless proximity to the minimum net capital requirement requires otherwise. Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Uniform Net Capital Rule. At December 31, 2010, the Company had excess net capital of $77,375.

*Reserve Requirement* - The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities for customers and all transactions are cleared on a fully disclosed basis through a clearing broker-dealer.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**Report of Independent Certified Public Accountants on Accompanying Information**

To the Board of Directors and Stockholders
ICD Securities, Inc.
Miami, Florida

We have audited the accompanying financial statements of ICD Securities, Inc. as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 10 - 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cherry, Bekaert & Holland, L.L.P.
Coral Gables, Florida
February 23, 2011

## ICD SECURITIES, INC.

### Schedule 1a - Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
### December 31, 2010

| | | |
|---|---|---|
| **Net Capital** | | |
| Total stockholders' equity | $ | 94,875 |
| Deduct stockholders' equity not allowable for net capital | | - |
| Total stockholders' equity qualified for net capital | | 94,875 |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Note receivable | | (12,500) |
| Tentative net capital | | 82,375 |
| Haircuts on securities | | - |
| Net capital | $ | 82,375 |
| **Aggregate Indebtedness** | | |
| Items included in the statement of financial condition: | | |
| Accounts payable and accrued expenses | $ | 31,883 |
| Total aggregate indebtedness | $ | 31,883 |
| **Computation of Basic Net Capital Requirement** | | |
| A - Minimum net capital required 6 2/3% of aggregate indebtedness | $ | 2,126 |
| B - Minimum dollar net capital requirement | $ | 5,000 |
| Net capital required (higher of A or B above) | $ | 5,000 |
| Excess Net Capital | $ | 77,375 |
| Excess Net Capital at 1,000 percent | $ | 79,187 |
| Ratio: Aggregate Indebtedness to Net Capital | | 0.39 to 1 |

# ICD SECURITIES, INC.

## Schedule 1b - Reconciliation of the Computation of Net Capital Under Rule 15c3-1
## December 31, 2010

| | | |
|---|---|---|
| Net capital, as reported on Part II of the Focus Report (unaudited) | $ | 65,569 |
| Adjustments | | |
| Accounts payable | | 12,364 |
| Accrued expenses | | 4,442 |
| Total adjustments | | 16,806 |
| Audited Net Capital Reported on Statement of Financial Condition | $ | 82,375 |

**ICD SECURITIES, INC.**

**Schedule 2 - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**December 31, 2010**

The Company claims exemption from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**Report on Internal Control Required Rule 17a-5**

To the Management and Board of Directors
ICD Securities, Inc.
7301 SW 57 Court, Suite 420
Miami, Florida

In planning and performing our audit of the financial statements of ICD Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("SEC") previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, in internal controls that is less than severe a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above:

Material Weakness

We noted that the Bookkeeper performs incompatible functions. The Bookkeeper approves disbursements, prepares checks, signs checks, receives and reviews unopened bank statements and cancelled checks, and performs the bank reconciliations. These functions provide an opportunity for the Bookkeeper to misappropriate funds and conceal the misappropriation.

Recommendation

We recommend that someone other than the Bookkeeper receive the unopened bank statements and review the cancelled checks. We also recommend that the individual review the bank reconciliation.

Material Weakness

Under the existing accounting process, certain transactions are recorded on a cash basis during the year, rather than accrual basis. The effect on the Company's financial statements is to potentially materially misstate its financial condition and result of operations.

Recommendation

We recommend that accrual entries be made during the monthly close to properly report monthly activity on an accrual basis. Accrual basis monthly financial statements will allow management to review the Company's operations for the expenses incurred during the month and provide a better picture of the results of operations than on cash basis.

Material Weakness

At present, the Company has a part-time Bookkeeper whose competencies are limited.

Recommendation

We recommend that management hire a consultant to review the Company's monthly close to ensure that the Company's general ledger reflects accrual basis balances.

Material Weakness

We noted that opening retained earnings as of January 1, 2010 did not agree with retained earnings as of December 31, 2009. The difference arose because the audit adjustments for the year ended December 31, 2009 were not recorded in the general ledger. The effect of this deficiency was to materially misstate the Company's financial condition and results of operations throughout 2010.

Recommendation

We recommend management implement procedures to ensure all audit adjustments are recorded in the Company's general ledger immediately upon the conclusion of the audit. This will ensure that the Company's general ledger opening balances agree to its prior year audited financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Coral Gables, Florida
February 23, 2011

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

**Report on Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)**

To the Board of Directors
ICD Securities, Inc.
Miami, FL 33143

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by ICD Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reconciling adjusted amounts to the Company's trial balance, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cherry, Bekaert & Holland, L.L.P.

Coral Gables, FL
February 23, 2011

## ICD SECURITIES, INC

### Schedule of Assessments and Payments
### For the Year Ended December 31, 2010

| Payment Date | To Whom Paid | Amount |
|---|---|---|
| 2/10/2010 | SIPC | $1,772.54 |
| 2/21/2011 | SIPC | $1,539.97 |

# ICD SECURITIES, INC.

Financial Statements
December 31, 2010

# ICD SECURITIES, INC.

## Financial Statements
## December 31, 2010